[OMM LETTERHEAD]

May 24, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

	Re:	Francesca’s Holdings Corporation
Form S-1
File Number 333-173581

Dear Mr. Reynolds:

Set forth below are the responses of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to the Registration Statement filed on April 18, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 1 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Prior to effectiveness, please have a Nasdaq Global Select Market call the staff to confirm that your securities have been approved for listing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to effectiveness, it will arrange for a Nasdaq Global Select Market representative to call the Staff to confirm that the Company’s securities have been approved for listing.

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to the effectiveness of the Registration Statement, it will inform the Staff as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority.

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges that the Staff will need sufficient time to process amendments to the Registration Statement once a price range is included and related material information has been provided throughout the document. In addition, the Company acknowledges that the effect of the price range on disclosure throughout the document may cause the Staff to raise issues on areas not previously commented on.

4.	We note your disclosure on page F-12 that valuations of the Company performed by third parties are one of the factors that the Board considers when determining the fair value of common stock at the time option grants are awarded. We further note on page F-25 that the estimated fair market value of the preferred stock at January 31, 2009 was based on an independent valuation, and that the fair value at January 30, 2010 was based on the purchase price paid by CCMP upon purchase of approximately 84% of the underlying common shares, as further supported by an independent valuation. Please tell us the nature and extent of the involvement of these third parties and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

The Company respectfully advises the Staff that because the Company is privately held and there is no public market for its common stock, the fair market value of its common stock is determined by the Company’s board of directors at the time the option grants are awarded. The board of directors considers a number of factors to determine the fair value of the Company’s common stock, including: the Company’s actual and projected financial results, the consideration paid by BGCP and CCMP in arm’s length transactions for their respective investment in the Company, the principal amount of the Company’s indebtedness, valuations of the Company performed by third party valuation firms and other factors the board of directors believes are material to the valuation process. The assessments provided by the independent valuation firms, which were primarily obtained to recognize the compensation expense for the applicable option grant, were only one of a number of factors used to assist the board in its determination of the fair market value in connection with the option grants.

The Company respectfully advises the Staff that the third party valuations were not commissioned for the purposes of the Company’s proposed offering, no part of the third party

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Division of Corporation Finance

May 24, 2011

valuation reports are disclosed in the registration statement and the third party valuation firms are not acting as experts as defined in the Securities Act of 1933.

Prospectus Summary, page 1

5.	Please revise to clarify your statement that you believe you have the potential to grow from 236 stores to 900 stores in the United States. We note you do not provide any context in terms of the time period involved. Further, on page 75 you indicate that you anticipate opening only 75 stores per year for the next five years. Please provide additional information regarding the anticipated time frame and expected costs associated with the expansion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 76 to clarify the time period for the expansion and provide additional information regarding the basis for its statement regarding potential growth to 900 boutiques in the United States. In response to the Staff’s comment, the Company has also revised its disclosure on page 62 to provide additional information regarding the expected costs associated with the expansion.

6.	Please revise to include a brief description of the registration rights granted pursuant to your Stockholders’ Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 4.

Risk Factors, page 11

In the past, a material weakness in our internal control over financial reporting had been identified, page 29

7.	We note that you identified a control deficiency that constituted a material weakness in your ICFR related to your accounting for convertible redeemable preferred stock, in connection with the audit of your financial statements as of and for the fiscal year ended January 31, 2009. We further note that you have taken steps to remediate the material weakness and that you believe that your remediation efforts were successful. Please further describe to us the material weakness identified, the impact on your fiscal year 2008 financial statements, and the steps you have since taken to remediate the material weakness. Also tell us how you determined that your remediation efforts were successful given that you did not perform an assessment of your ICFR.

The Company respectfully advises the Staff that the material weakness identified was related to the initial recording of convertible redeemable preferred stock in fiscal year 2007 as a component of equity. It was determined that the convertible redeemable preferred stock should have been presented as a mezzanine instrument as required by ASC 480-10-S99 and was accordingly corrected prior to the issuance of the fiscal year 2008 financial statements. Therefore the adjustment did not impact the 2008 financial statements. Other references to

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Division of Corporation Finance

May 24, 2011

data from the Company’s unaudited results for fiscal years prior to fiscal year 2008 presented in the Registration Statement reflect the correct financial statement presentation.

While the Company has not performed a formal assessment of its ICFR, the Company has taken several actions that it believes mitigate the type of control issue that occurred in fiscal 2007. As part of the Company’s remediation efforts, the Company has established an Audit Committee, hired additional accounting staff and created additional processes and procedures for preparation and review of the financial records of the Company. The Company has also engaged outside consultants with accounting expertise to assist the Company in the analysis and research of more complex accounting matters, as appropriate. In the first quarter of fiscal year 2011, the Company has also retained Deloitte & Touche LLP to provide Internal Audit services to the company and to begin assisting the Company in assessing its internal controls structure. Although the company did not perform an assessment of its ICFR, the company believes that the foregoing steps were sufficient to remediate the identified material weakness. In addition, if the Company were to assess its ICFR, the Company believes it would not find the same or similar material weakness.

Use of Proceeds, page 39

8.	Please revise this section to provide more specificity as to the intended uses for the proceeds from this offering. For example, please clarify what you mean by “other capital expenditures” and the “growth of our boutique base.” It is unclear whether you mean funds from this offering will be used to open new stores or invest in existing stores. We note the disclosures on pages 2 and 24 do not indicate your growth plans require proceeds from this offering. Provide the use of proceeds in tabular format.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 40.

9.	We note that you retain broad discretion in the allocation of any remaining net proceeds from this offering. Please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 40.

10.	Please clearly disclose the amount of the proceeds that will be used to repay amounts outstanding under the existing credit facility to the affiliates of the underwriters, on an individual and aggregate basis.

In response to the Staff’s comment, the Company has revised its disclosure on page 40. The dollar amounts, which have been left blank on page 40, will be filled in when the aggregate amount of net proceeds from the offering is known. The Company supplementally advises the Staff that any prepayment of the existing senior secured credit facility will be allocated to the lenders on a pro rata basis based on the amount of existing loans held by each lender. As of the date of this letter, affiliates of Goldman Sachs & Co., J.P. Morgan Securities LLC and Jefferies & Co., Inc. hold 21.67% of the existing loans each, RBC Capital Markets LLC holds 15.00% of the existing loans and affiliates of Stifel, Nicolaus & Company, Incorporated and KeyBanc Capital Markets Inc. hold 10.00% of the existing loans each.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Management’s Discussion and Analysis, page 48

11.	We note on pages 91 and 92 that your annual performance based cash awards to your named executive officers are linked to the achievement of the company’s budgeted EBITDA, which is chosen as this metric tracks both company earnings and cash flow and is indicative of your overall market value. We further note on pages 121 and 122 that under the existing senior secured credit facility, Francesca’s Collections is required to maintain certain financial ratios that include consolidated EBITDA. In addition, we note that your target budgeted EBITDA for fiscal year 2010 was $24.8 million and that you achieved EBITDA of $32.1 million. It appears to us that EBITDA represents a key measure by which you manage your business and that disclosure would be material to an investor’s understanding of your financial condition and/or liquidity. Please expand your MD&A to provide EBITDA disclosure, including all information required by Item 10(e) of Regulation S-K for this non-GAAP measure disclosed in your filing. Refer to FRC 501.12b.1 for additional guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 74 and 75.

Overview, page 48

12.	We note your disclosure on page 49 that over the previous two fiscal years you opened 98 boutiques and of the locations open 12 or more months, boutique sales averaged approximately $750,000 in the first year; and that on average these boutiques delivered first-year, pre-tax cash-on-cash returns in excess of 150% and payback periods of less than one year. It appears to us that pre-tax cash-on-cash returns and payback periods may be considered non-GAAP financial measures under Regulation G and Item 10 of Regulation S-K. Please revise to clarify how you define these measures and provide the disclosures required by Item 10(e) of Regulation S-K, including the quantitative reconciliation from the non-GAAP measure to the most comparable measure calculated in accordance with GAAP.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

The Company respectfully submits that, as used in the prospectus, the “payback period” is [the amount of time it takes for the Company to recoup the cash invested in a new boutique on a pre-tax basis] and “pre-tax cash-on-cash returns” as [annual cash flow on a pre-tax basis divided by total cash invested in that boutique or the pre-tax cash return on investment]. The Company does not, however, believe that these metrics meet the definition of non-GAAP financial measures as defined in Regulation G.

The Commission stated in Section II.A.2.b of Release No. 33-8176 (January 22, 2003), “Conditions for Use of Non-GAAP Financial Measures”:

“We do not intend the definition of ‘non-GAAP financial measures’ to capture measures of operating performance or statistical measures that fall outside the scope of the definition set forth above. As such, non-GAAP financial measures do not include:

operating and other statistical measures (such as unit sales, numbers of employees, numbers of subscribers, or numbers of advertisers); and ratios or statistical measures that are calculated using exclusively one or both of:

financial measures calculated in accordance with GAAP; and operating measures or other measures that are not non-GAAP financial measures.”

The Company respectfully submits that both the payback period and pre-tax cash-on-cash returns are measures of operating performance used to evaluate the initial performance of individual boutiques owned by the Company. These measures are not presented or intended as to be viewed as liquidity or performance measures that present “a numerical measure of [the Company’s] historical or future financial performance, financial position or cash flows.” Similar to other operating measures, like unit sales, these measures allow the Company to compare and analyze the operating performance of new boutiques versus historical performance of other boutiques over the first year of operation. Moreover, the Company notes that similar measures are used by other public companies in the Company’s industry (for example: Body Central Corp., Fresh Market, Inc., and rue21, Inc.) as measures of operating performance of their respective new stores.

However, in response to the Staff’s comment, we have revised the disclosure on page 50 of Amendment No. 1 to provide greater clarity regarding these measures by referring to the average length of time for each boutique to “pay back” the Company’s investment on a pre-tax basis and the average “pre-tax cash return on net investment” rather than to the terms “payback period” and “pre-tax cash-on-cash returns.”

13.

Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business. For instance, we note the risk factor on page 13 discussing the risk associated with increased raw materials costs, including cotton. Discuss whether

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Division of Corporation Finance

May 24, 2011

cotton increases have affected the company to date and whether such increases are expected to affect the company in the future.

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 51.

Result of Operations, page 52

14.	Please revise the discussion of the results of operations to discuss the reason(s) for the changes in the line items.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 to 58.

15.	Please revise to include a quantitative and qualitative discussion of the changes in cost of goods sold and occupancy costs for fiscal 2010 compared to fiscal 2009, and fiscal 2009 compared to fiscal 2008.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56, 57 and 58.

Fiscal Year 2010 Compared to Fiscal Year 2009, page 53

Net Sales, page 53

16.	We note that your reconciliations to merchandise sales on pages 53, 55 and F-23 exclude both shipping revenue and allowance for returns. Please disclose the amount of shipping revenue and allowance for returns for each fiscal year in order to reconcile to your GAAP net sales. To the extent that you did not record an allowance for returns in any fiscal year, tell us the factors that attributed to this and further explain to us your methodology used to estimate the allowance for returns.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 57.

In addition, the Company respectfully advises the Staff that the Company’s current return policy allows for merchandise to be returned within 14 days from the date of purchase to qualify for a full refund. After this grace period, the customer can receive store credit for up to 90 days following the sale that can be used for future purchases. Based on the Company’s analysis of sales return data, 85% of total returns represent cash refunds and occur during the 14 days following the sale. The amount of store credits issued over a 90 day period represents less than 1% of total sales during that period and returns are believed to occur within 30 days of the sale although specific data is not available at that level of detail. In estimating the allowance for returns at year-end, the Company multiplies the gross profit (sales less cost of goods sold) on sales for the last two weeks of each accounting period by the historical rate considering both cash refunds and store credits. The Company believes that the use of sales information for the last two weeks at period end is representative of merchandise to be returned either for full refund or store credit. Further analysis of actual returns indicated that store credits accounted for an insignificant portion of all merchandise returns. The use of a historical return rate considering both cash refunds and store credits has adequately accounted for such merchandise returns. Additionally, the Company periodically compares the estimated return provision with the actual rate of returns to ensure reasonableness. For fiscal year 2010, the Company estimated a provision for sales returns of $190 thousand. The Company did not record a sales return reserve in fiscal years 2009 and 2008. Such reserve, if recorded, would have reduced gross profit by $97 thousand and $36 thousand, respectively, and is considered immaterial.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Selling, General and Administrative Expenses, page 54

17.	We note that you provide multiple business reasons for the increase of selling, general and administrative expenses in fiscal year 2010 (page 54) and 2009 (page 55). To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes discussed within your results of operations disclosure. Refer to Item 303(a) of Regulations S-K and FRC 501.04 for additional guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 58.

Liquidity and Capital Resources, page 57

18.	We note that your primary cash needs are for capital expenditures in connection with opening new boutiques and remodeling existing boutiques, investing in improved technology and working capital required for the increases in merchandise inventories associated with our growth. It appears to us that your primary cash needs would also include payments of interest and principal on your outstanding debt. Please revise as necessary or explain to us why you believe such payments are not a primary cash need.

In response to the Staff’s comment, the Company has revised its disclosure on page 60.

19.

We note on page 13 that you are planning to replace several core information technology systems over the next few fiscal years, including your current merchandise management, merchandise planning and allocation and merchandise analytics systems (to be completed in the third quarter of fiscal 2011); your boutiques’ point-of-sale software system (during the first quarter of fiscal 2012); and that your accounting system may need to be upgraded and replaced over time depending on your growth. In light of your planned growth in the short-term and over time (page 49), please revise to

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Division of Corporation Finance

May 24, 2011

discuss the anticipated cash needs related to the replacement of these information technology systems or explain to us why you believe such disclosure is not required.

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

20.	We note on page 62 that you believe your cash position, net cash provided by operating activities and availability under your existing senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months. Please also provide an assessment of your ability to meet your long term cash needs arising from your existing obligations on the significant outstanding debt of $93.8 million (page 61) or in the event you refinance with a new revolving credit facility as planned (page 62), and your planned replacement of several core information technology systems (page 13). Refer to Section III.C of SEC Release No. 33-6835, and Section IV of SEC Release No. 33-8350 for additional guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

21.	Please revise to clarify the anticipated sources of the $16 million to $20 million in 2011 capital expenditures to open boutiques, as described on page 60. Also, explain how you derived the estimated range of $12 to $14 million as the expected cost of opening approximately 75 new boutiques in 2011. We note the disclosure on page 49 that your new boutique operating model assumes a net investment of $155,000 per store. Assuming 75 stores, this would result in $11.625 million of estimated expenses to open the new boutiques.

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

22.	Clarify whether the new revolving credit facility is a condition to this offering going forward. If not, please revise to provide a more detailed discussion of the material terms of the existing credit facility, such as the mandatory prepayments provision, unless the amount of proceeds to the company will be sufficient to repay the existing credit facility.

In response to the Staff’s comment, the Company respectfully advises the Staff that the new revolving credit facility is not a condition to this offering going forward. Accordingly, the Company has revised its disclosure on page 65 to clarify that the new revolving facility is not a condition and has revised its disclosure on pages 65 and 134 to provide a more detailed discussion of the material terms of the existing credit facility.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Critical Accounting Policies, page 63

Stock-based compensation, page 65

23.	Please disclose in greater detail the significant factors, assumptions and methodologies used in determining the fair value of the underlying common stock at each grant date, including the following disclosures as applicable:

a.	how the implied enterprise value was determined (income or market approach);

b.	how any control or marketability discounts were determined and the amounts of discount applied;

c.	how each approach used in the valuation was weighted; and

d.	any significant changes in assumptions or intervening events that occurred between grant dates and how they impacted the fair value.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69 to 72.

24.	We note on page 66 that for stock options granted from March 25, 2010 through July 1, 2010, the fair values of the shares at the grant dates were based on the price paid by CCMP in February 2010 to acquire the controlling interest in the Company; and that for stock options granted after July 1, 2010, an analysis was performed to estimate the fair values of the shares at the grant dates. For the options granted from March 25, 2010 through July 1, 2010 (page II-3), please tell us how you considered the FASB ASC 718-10-30-6 requirement to estimate the fair value at each grant date. Also tell us how you determined the fair value of shares at the April 1, 2008 ($1.34 option exercise price) and October 5, 2009 ($0.34 option exercise price) grant dates, and describe to us the significant factors and assumptions that contributed the October 5, 2009 exercise price of $0.34.

In response to the Staff’s comment, the Company has revised its disclosure on pages 70 to 73 in a manner that includes answers to the Staff’s questions.

Contractual Obligations, page 67

25.	Please revise your contractual obligations table to include a total column. Also revise to provide the estimated future interest payments on your outstanding debt obligations.

In response to the Staff’s comment, the Company has revised its disclosure on page 73.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Business, page 68

26.	Please revise your Business or Our History section to describe your change of control transaction where CCMP purchased a controlling interest in February 2010. Please disclose the material terms of the transaction and the Stockholders’ Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 79.

27.	We note the statistical information in the last paragraph on page 71. Please provide with more specificity the source of this information, such as title, author, date of publication, whether this information is publicly available, and if so, a citation, website, or other reference to locating the information. Provide us supplementally with the source information.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 to provide more specificity on the source of the statistical information. The Company respectfully advises the Staff that the report cited in the disclosure is not publicly available. The Company will furnish to the Staff a copy of the report under separate cover.

28.	Please revise to provide a more detailed description of your vendors. For example, it is unclear whether they are mostly domestic distributors, third party manufacturers in Asia, etc.

In response to the Staff’s comment, the Company has revised its disclosure on page 81.

29.	Please revise to identify your two largest vendors, their links to your founders, and the description of the types of merchandise they provide the Company.

In response to the Staff’s comment, the Company has revised its disclosure on page 81.

30.	Please revise your “Boutique Economics” section to clarify the basis for your belief that new boutiques will have similar economics as your recent history of delivering first year returns in excess of 150% and paybacks in less than one year. Please discuss how your rapid growth plans may affect your boutique economics.

In response to the Staff’s comment, the Company has revised its disclosure on page 83.

31.	We note your disclosure on page 75 that you believe you “can continue to successfully open new boutiques at an annual rate of at least 75 for the next three to five years.” Please revise to clarify how this growth will be funded.

In response to the Staff’s comment, the Company has revised its disclosure on page 84.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

32.	We note that the majority of your stores are located in non-malls. Please clarify and discuss any risks associated with locations of stores.

In response to the Staff’s comment, the Company has revised its disclosure on page 17 and 18.

33.	You state on page 76 that your distribution center can support at least 450 boutiques and that it will be sufficient to support your expected growth plans for the foreseeable future. Based upon your expansion plans of 75 stores a year, this would result in reaching 450 stores in approximately 3 years. Please reconcile or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 85.

34.	Please provide a more detailed discussion of the competitive conditions of your industry, generally the number of competitors, and your competitive position in your industry, as required by Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 85.

35.	We note that you describe your competition as “specialty retailers and internet businesses that specialize in women’s merchandise…,” on page 77. On page 71, you describe your market to include broader categories of apparel, jewelry, accessories, and gifts. Please revise to clarify whether your competition includes broader categories of businesses beyond specialty retailers, such as department or jewelry stores.

In response to the Staff’s comment, the Company has revised its disclosure on page 85.

Management, page 79

36.	Please revise to include the dates of service for all employment listed in the management biographies of Mr. John De Merritt and Mr. Joe Scharfenberger. In addition, please provide the business experience for Ms. Backes from 2007 to 2009 and for Mr. Brenneman from 2009 to the present.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88, 89 and 90.

37.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each your directors should serve on your board, in light of your business and structure. See Item 401(e) of Regulation S-K. Please provide this disclosure on an individual basis for each director.

In response to the Staff’s comment, the Company has revised its disclosure on pages 89 and 90.

38.	Please revise to clarify the extent to which named executive officers or non-officer directors have competing fiduciary obligations due to relationships with affiliated

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Division of Corporation Finance

May 24, 2011

companies, such as CCMP. We note disclosure on page 35 that representatives of CCMP and its affiliates on the board are not required to offer business opportunities to the Company of which that they become aware pursuant to the terms of the amended and restated certificate of incorporation. Please revise to provide a summary of these provisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 36 to discuss the absence of any current or known conflicts of interest resulting from certain of the Company’s directors’ relationship with CCMP.

Director Compensation, page 86

39.	You disclose that your two independent directors receive an annual retainer. We also note the disclosure that executives who are directors do not receive compensation. However, Messrs. Brenneman, Scharfenberger and Zannino do not fit into either category. Please provide clear disclosure as to whether or not these directors receive compensation.

In response to the Staff’s comment, the Company has revised its disclosure on page 95 to clarify that Messrs. Brenneman, Scharfenberger and Zannino, as employees of the Company’s largest shareholder, CCMP, have not and will not receive compensation for their services as members of the Company’s board of directors.

40.	We note the disclosure on page 86 that starts to discuss the compensation for non-executive directors upon completion of the offering. Please revise to include the complete disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 95. Following the offering, the Company expects that directors who are neither the Company’s employees nor employees of the Company’s largest shareholder, CCMP, will receive a retainer of $40,000 annually, which is the same rate that Mr. Emmett received for the 2010 fiscal year and is a $20,000 increase to Mr. Davis’ rate.

41.	For each director, please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 to include the aggregate number of option awards held by each of the Company’s directors. As of January 29, 2011, Mr. Emmett held stock options to purchase 40,000 shares of common stock, which vest in equal annual installments on each anniversary of the award date over a

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

five year period, with an exercise price of $3.74 per share. As of January 29, 2011, Mr. Davis held stock options to purchase 100,000 shares of common stock, all of which are vested, with an exercise price of $1.43 per share.

Executive Compensation, page 87

42.	We note disclosure on page 89 that your Compensation Committee engaged Pearl Meyers & Partners LLC to “compile a report of benchmark data for executive positions for similar companies ….” Similarly, we note your disclosure on pages 90 and 91, where you disclose your Compensation Committee compared your named executive officer base salaries “to other executive of similar experience in our industry” and increases were made “to be more reflective of market salaries.” Please revise to discuss in greater detail how this market data is used and whether you are benchmarking compensation. To the extent your Compensation Committee is benchmarking compensation, please revise to identify the companies used in any market comparison. See Item 402(b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 98 and 99 to clarify the content and purpose of the compensation study conducted by Pearl Meyer & Partners, LLC. In addition, the Company has revised its disclosure on pages 98 and 99 to clarify that the Company’s Compensation Committee did not use formal benchmarking as a material consideration in determining the base salary amounts of the Company’s named executive officers.

The Company does not utilize formal benchmarking as a material element in determining compensation levels of our named executive officers, either with respect to the overall compensation of the named executive officers or individual elements of compensation, nor does the Company specifically target a percentile of compensation within any peer group as a reference point on which to base compensation decisions. The purpose of the analysis performed in fiscal year 2011 by Pearl Meyer & Partners, LLC was to supplement the review conducted by the Company’s Compensation Committee of competitive compensation practices and to obtain a general understanding of current compensation practices to confirm that the structure and design of the Company’s overall compensation program is consistent with the Company’s compensation philosophy. The Company has reviewed Question 118.05 of the Compensation and Disclosure Interpretations and confirm that the manner in which Pearl Meyer & Partners, LLC’s report was considered by the Company’s Compensation Committee and its conclusion as to whether or not the Company engaged in “benchmarking” is consistent with the guidance therein. To the extent that the Company does engage in formal benchmarking of total compensation or individual elements of compensation in the future, the disclosure will be revised accordingly.

43.	We note your disclosure in the first paragraph on page 92 that the Compensation Committee “may use other objective financial performance indicators.” Please clarify

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Division of Corporation Finance

May 24, 2011

whether the Compensation Committee will use targeted EBITDA and individual performance measures for your annual performance-based cash awards in fiscal year 2011. If not, please revise to disclose the measures that will be used in fiscal year 2011. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 102.

44.	We note the disclosure on page 92 in footnote four that the board decided to increase Mr. De Meritt’s annual cash performance award by 20% over the amount provided in his employment agreement. It would appear that this additional 20% award should be included in the bonus column of the summary compensation table, rather than included in the non-equity incentive plan compensation column. We direct your attention to Question 119.02 of the Compensation and Disclosure Interpretations. We also note similar disclosure in footnote five regarding Mmes. Thomassee and Backes. Please revise the summary compensation table accordingly.

In response to the Staff’s comment, the Company has revised its disclosure in the summary compensation table on page 113 in accordance with Question 119.02 of the Compensation and Disclosure Interpretations.

45.	Please revise the disclosure of the equity based awards on page 93 to discuss the awards made during the last fiscal year, including the amount awarded, the factors considered in granting these awards, and the material terms, such as vesting. In addition, we note the performance targets discussed on page 94 for Mr. De Meritt’s stock options. Please provide clear disclosure of the material terms of the option grants, including whether any performance measures are used for any other option grants.

In response to the Staff’s comment, the Company has revised its disclosure on page 103 to include the material terms of awards made to the Company’s named executive officers during the last fiscal year. Additionally, the Company respectfully advises the Staff that only options granted to Mr. De Meritt are subject to performance measures.

46.	Once you have included a pricing range and included the amount to be sold by the selling shareholders, please revise the disclosure on page 94 to clarify based upon the minimum and maximum of the range and any overallotment, whether or not Mr. De Meritt’s options will vest and, if so, the possible percentage that may vest.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

The Company acknowledges the Staff’s comment and respectfully advises the Staff that upon determination of the price range and amount to be sold by the selling stockholders, and prior to requesting effectiveness on the Registration Statement, the Company will revise its disclosure to include the possible percentage of Mr. De Meritt’s options which may vest.

Certain Relationships and Related Party Transactions, page 110

47.	Please revise this section to specifically identify the parties subject to the Stockholders’ Agreement. In addition, please identify the parties that will receive the various rights under Stockholders’ Agreement listed on pages 110 and 111 that may be construed as related party transactions.

In response to the Staff’s comment, the Company has revised its disclosure on page 121. As noted in the section titled “Policies and Procedures for Related Party Transactions”, the agreements set forth in the Stockholders’ Agreement were entered into prior to the adoption of our related person transaction policy. As such, the exercise by any applicable stockholder of its registration rights or rights to indemnification under the Stockholders’ Agreement following the completion of the offering will not be subject to or conditioned upon the approvals set forth in the related person transaction policy.

48.	We note on pages F-25 and F-26 that the Company entered into a management agreement with a preferred stock holder that is described as a related party transaction in the footnotes to your financial statements. Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for this transaction, or advise us why such disclosure is not necessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 123.

49.	Please revise your discussion regarding your policies and procedures for related party transactions to clarify whether the approval process by the nominating and corporate governance committee would exclude a committee member involved with a specific related party transaction under consideration.

In response to the Staff’s comment, the Company has revised its disclosure on page 124.

50.	Please revise your discussion regarding your policies and procedures for related party transactions to clarify the standards to be applied in determining whether to approve or ratify a related party transaction, as required by Item 404(b)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 124.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Principal and Selling Shareholders, page 113

51.	Please revise your beneficial ownership table to provide footnote disclosure of the number of shares of common stock that are issuable upon the exercise of stock options within 60 days.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 and 126.

52.	We note that Messrs. Brenneman and Zannino are two of the three members that exercise voting and disposition decisions regarding the shares held by CCMP. Please explain why you have not included those shares in the beneficial ownership of these two directors and/or the directors and officers as a group.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 and 126 to include the shares held by CCMP in the beneficial ownership of Messrs. Brenneman and Zannino and the directors and officers as a group.

Equity Plans, page 124

53.	Please revise to provide the table required by Item 201(d) of Regulation S-K.

The Company respectfully submits that the tabular disclosure is not required to be included in the Registration Statement because it is not part of a document incorporated by reference into the prospectus that is a part of the Registration Statement. Pursuant to Instruction 9 to Item 201(d) of Regulation S-K, the tabular disclosure required by Item 201(d) need not be provided in any registration statement filed under the Securities Act except where it is part of a document that is incorporated by reference into a prospectus. The Company respectfully advises the Staff that each of the Francesca’s Holdings Corporation 2007 Stock Incentive Plan and the 2010 Francesca’s Holdings Corporation Stock Incentive Plan have been approved by stockholders. The Company anticipates obtaining stockholder approval of the 2011 Francesca’s Holdings Equity Incentive Plan prior to requesting effectiveness of the Registration Statement and will update its disclosure accordingly when stockholder approval is obtained.

Report of Independent Registered Public Accounting Firm, page F-2

54.	Please obtain and file an audit report for the fiscal year ended January 29, 2011 that contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised page F-2 to include a conformed signature of the Company’s independent public accounting firm.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

Notes to Consolidated Financial Statements, page F-8

55.	We note the registration rights disclosed on pages 32-33, 110-111 and 124. Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50.

The Company respectfully advises the Staff that the Company does not believe that the registration payment arrangement disclosures required by FASB ASC 825-20-50 is applicable as no registration payment arrangements exist under the Company’s Stockholders’ Agreement. While CCMP and certain stockholders have the right to require the Company to use its best efforts to register shares held by CCMP and certain stockholders or maintain effectiveness of the registration statement, the Company is not required to transfer any consideration to them under the Stockholder’s Agreement if the registration statement for the resale of the financial instruments is not declared effective or if effectiveness of the registration statement is not maintained.

6. Stock-Based Compensation, page F-20

56.	We note the proceeds from stock option exercises of $0.5 million in fiscal year 2010. Please also provide the total intrinsic value of options exercised as required by FASB ASC 718-10-50-2(d)(2).

In response to the Staff’s comment, the Company has revised its disclosure on page F-21.

Exhibits

57.	Please file all of your remaining exhibits as soon as possible. Please note we need sufficient time to review all of your proposed exhibits and that our examination of your exhibits may affect our review of your registration statement and result in further comments.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has filed additional exhibits to the Registration Statement with Amendment No. 1. The Company respectfully advises the Staff that it will file or submit the remainder of its exhibits as soon as practicable. The Company acknowledges that the Staff will need sufficient time to review all of the proposed exhibits and that the Staff’s examination of such exhibits may affect its review of the Registration Statement and result in further comments.

58.	Please file the lock-up agreements as exhibits.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has filed a Form of Lockup Agreement as an exhibit to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

May 24, 2011

59.	We note Exhibits 10.2 and 10.3 omit certain exhibits, schedules, and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has filed updated Exhibits 10.2 and 10.3, which include the exhibits and schedules that form a part of the agreements.

If you have any questions regarding this Amendment No. 1 or the responses contained in this letter, please call the undersigned at (212) 408-2456.

Sincerely,

/s/ Sung Pak
Sung Pak of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Steve Lo

John Archfield

Edwin Kim

Pamela Howell

Francesca’s Holdings Corporation

John De Meritt

Kal Malik